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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------


                                SCHEDULE TO - I

                             TENDER OFFER STATEMENT
                   (UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE
                      SECURITIES AND EXCHANGE COMMISSION)
                             ---------------------

                                AMENDMENT NO. 1


                               WOLOHAN LUMBER CO.
                                (Name of Issuer)

                          WOLOHAN LUMBER CO. (ISSUER)
(Name of Filing Person (identifying status as Offeror, Issuer or Other Person))

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)

                                   977865-104
                     (CUSIP Number of Class of Securities)

                                JAMES L. WOLOHAN
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                               WOLOHAN LUMBER CO.
                               1740 MIDLAND ROAD
                            SAGINAW, MICHIGAN 48603
                                 (989) 793-4532
                 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of the Filing Person)

                                    COPY TO:
                           VERNE C. HAMPTON, II, ESQ.
                             DICKINSON WRIGHT PLLC
                        500 WOODWARD AVENUE, SUITE 4000
                            DETROIT, MICHIGAN 48226
                                 (313) 223-3546

                           CALCULATION OF FILING FEE

TRANSACTION VALUATION*  $22,500,000              AMOUNT OF FILING FEE  $4,500.00

* Assumes purchase of 1,500,000 shares of common stock, par value $1.00 per share, at the tender offer price of $15.00 per share.


[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.



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
AMOUNT PREVIOUSLY PAID: $4,500.00                FILING PARTY: Wolohan Lumber Co.
FORM OR REGISTRATION NO.: Schedule TO            DATE FILED: August 7, 2001
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[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[ ] Third-party tender offer subject to Rule 14d-1.
[X] Issuer tender offer subject to Rule 13c-4.
[ ] Going-private transaction subject to Rule 13e-3.
[ ] Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]


     This Amendment No. 1 to Tender Offer Statement on Schedule TO relates to the offer by Wolohan Lumber Co., a Michigan corporation, to purchase up to 1,500,000 shares (or such lesser number of shares as are properly tendered) of its Common Stock, par value $1.00 per share, including the associated common stock purchase rights issued pursuant to the Rights Agreement, dated as of February 16, 2000, between the Issuer and Registrar and Transfer Company, as the Rights Agent, at a price of $15.00 net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 8, 2001 and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the offer.



     The Offer to Purchase, a copy of which was previously filed with this Schedule TO as Exhibit (a)(1)(A) is hereby amended as follows in response to
Item 4 of this Tender Offer Statement on Schedule TO.


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Item 4. Terms of the Transaction.


7.      Conditions of the Offer


    A. The term "significant decrease in the market price of our common stock" in paragraph (5) under "The Offer - Conditions of the Offer" is replaced with the term "material decrease in the market price of our common stock".


    B. The last paragraph under "The Offer - Conditions of the Offer" is hereby amended to read as follows:



           The conditions to the offer are for our benefit. We may assert them in our discretion regardless of the circumstances giving rise to them prior to the Expiration Date. Satisfaction of a condition, once raised regardless of the circumstances, remains based upon objective criteria beyond our control. We may waive them, in whole or in part, at any time and from time to time prior to the Expiration Date, in our discretion, whether or not we waive any other condition to the offer. Our failure at any time to exercise any of these rights will not be deemed a waiver of any such rights. The waiver of any of these rights with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances. Any determination we make concerning the events described in this
           Section 7 will be final and binding upon all persons.


10.     Source and Amount of Funds.

        The following sentence is added to the third paragraph under "The Offer
- Source and Amount of Funds" reading as follows:

           "We do not have any alternative financing plans".

11.     Certain Information Concerning Us.


        The second paragraph under the sub-heading "Incorporation by Reference" under "The Offer - Certain Information Concerning Us" is deleted in its entirety and replaced with the following sentence:

           "We incorporate by reference these documents."

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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          WOLOHAN LUMBER CO.

                                          By: /s/ JAMES L. WOLOHAN
                                            ------------------------------------
                                            Name: James L. Wolohan
                                            Title: President and Chief Executive
                                              Officer


Date: August 22, 2001